EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2010

(In thousands)

Earnings
Net income before minority interest	$58,465
Equity earnings	(8,498)
Income distribution from equity investees	6,667
Minority interest in pre-tax income	(2,997)
Amortization of capitalized interest	315
Interest capitalized	(2,713)
Federal and state income taxes	34,305
Fixed charges	20,066
Total Earnings as Defined	$105,610

Fixed Charges
Interest expense on long-term debt and other	$15,522
Interest on rentals*	1,053
Amortization of debt issuance costs	660
AFUDC - borrowed funds	118
Capitalized interest	2,713
Total Fixed Charges	$20,066

Ratio of Earnings to Fixed Charges	5.26X

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.